QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

TUBEMOGUL, INC.
(Name of Subject Company (Issuer))

TIGER ACQUISITION CORPORATION
(Offeror)
a subsidiary of

ADOBE SYSTEMS INCORPORATED
(Parent of Offeror)
(Names of Filing Persons)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

898570106
(CUSIP Number of Class of Securities)

Michael Dillon
Executive Vice President, General Counsel and Corporate Secretary
Adobe Systems Incorporated
345 Park Avenue
San Jose, California 95110
(480) 536-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Jane Ross
Weil, Gotshal & Manges LLP
201 Redwood Shores Parkway
Redwood Shores, California 94065
(650) 802-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$613,363,142.00	$71,088.79

*
Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of TubeMogul, Inc. ("TubeMogul"), at a purchase price of $14.00 per share, net to the seller in cash, without interest and subject to any required tax withholding. Such shares consist of, as of 5:00 p.m., Eastern time, on November 9, 2016 (the most recent practicable date): (i) 36,787,559 shares of common stock of TubeMogul that were issued and outstanding; (ii) 1,969,955 shares of common stock of TubeMogul potentially issuable upon exercise of outstanding exercisable in-the-money stock options; (iii) 4,873,847 shares of common stock of TubeMogul issuable upon the settlement of outstanding restricted stock units; and (iv) 180,292 shares of common stock of TubeMogul estimated to be subject to outstanding purchase rights under TubeMogul's 2014 Employee Stock Purchase Plan, as amended.

**
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2017, issued August 31, 2016, by multiplying the transaction value by 0.0001159.
☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

        This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this "Schedule TO") is filed by Tiger Acquisition Corporation, a Delaware corporation ("Purchaser"), a subsidiary of Adobe Systems Incorporated, a Delaware corporation ("Adobe"). This Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the "Shares"), of TubeMogul, Inc., a Delaware corporation ("TubeMogul"), at a purchase price of $14.00 per Share (the "Offer Price") net to the seller in cash, without interest and subject to any required tax withholding, on the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

        All information contained in the Offer to Purchase (including Schedule I to the Offer to Purchase) and the accompanying Letter of Transmittal is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO.

        The Agreement and Plan of Merger, dated as of November 10, 2016 (as it may be amended from time to time, the "Merger Agreement"), by and among TubeMogul, Adobe and Purchaser, a copy of which is attached as Exhibit (d)(1) hereto, and the Tender and Support Agreements, dated as of November 10, 2016 (as they may be amended from time to time, the "Tender and Support Agreements") with Ajay Chopra, Ashu Garg, Brett Wilson, David Toth, Eric Deeds, Jack Lazar, Keith Eadie, Russell Fradin, Trinity Ventures X, L.P., Trinity X Side-By-Side Fund, L.P. and Trinity X Entrepreneurs' Fund, L.P., a copy of which is attached as Exhibit (d)(2) hereto, are incorporated herein by reference with respect to Items 4, 5, 6 and 11 of this Schedule TO.

Item 1.    Summary Term Sheet.

        The information set forth in the "Summary Term Sheet" of the Offer to Purchase is incorporated herein by reference.

Item 2.    Subject Company Information.

        (a)   The name of the subject company and the issuer of the securities to which this Schedule TO relates is TubeMogul, Inc., a Delaware corporation. TubeMogul's principal executive offices are located at 1250 53rd Street, Suite 2, Emeryville, CA 94608. TubeMogul's telephone number is (510) 653-0126.

        (b)   This Schedule TO relates to the outstanding Shares. TubeMogul has advised Purchaser and Adobe that, as of November 9, 2016 (the most recent practicable date) 36,787,559 Shares were issued and outstanding.

        (c)   The information set forth in Section 6 (entitled "Price Range of Shares; Dividends on the Shares") of the Offer to Purchase is incorporated herein by reference.

Item 3.    Identity and Background of the Filing Person.

        (a) - (c)  This Schedule TO is filed by Purchaser and Adobe. The information set forth in Section 8 (entitled "Certain Information Concerning Adobe and Purchaser") of the Offer to Purchase and Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4.    Terms of the Transaction.

        (a)(1)(i) - (viii), (xii), (a)(2)(i) - (iv), (vii)  The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

  •
  the Introduction

  •
  the Summary Term Sheet

  •
  Section 1 — "Terms of the Offer"

  •
  Section 2 — "Acceptance for Payment and Payment for Shares"

  •
  Section 3 — "Procedures for Accepting the Offer and Tendering Shares"

  •
  Section 4 — "Withdrawal Rights"

  •
  Section 5 — "Certain U.S. Federal Income Tax Consequences of the Offer"

  •
  Section 11 — "The Merger Agreement; Other Agreements"

  •
  Section 12 — "Purpose of the Offer; Plans for TubeMogul"

  •
  Section 13 — "Certain Effects of the Offer"

  •
  Section 15 — "Conditions of the Offer"

  •
  Section 16 — "Certain Legal Matters; Regulatory Approvals"

  •
  Section 17 — "Appraisal Rights"

  •
  Section 19 — "Miscellaneous"

        (a)(1)(ix) - (xi), (a)(2)(v) - (vi)  Not applicable.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        (a), (b)  The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

  •
  the "Introduction"

  •
  the "Summary Term Sheet"

  •
  Section 8 — "Certain Information Concerning Adobe and Purchaser"

  •
  Section 10 — "Background of the Offer; Past Contacts or Negotiations with TubeMogul"

  •
  Section 11 — "The Merger Agreement; Other Agreements"

  •
  Section 12 — "Purpose of the Offer; Plans for TubeMogul"

  •
  Schedule I

Item 6.    Purposes of the Transaction and Plans or Proposals.

        (a), (c)(1) - (7)  The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

  •
  the "Introduction"

  •
  the "Summary Term Sheet"

  •
  Section 10 — "Background of the Offer; Past Contacts or Negotiations with TubeMogul"

  •
  Section 11 — "The Merger Agreement; Other Agreements"

  •
  Section 12 — "Purpose of the Offer; Plans for TubeMogul"

  •
  Section 13 — "Certain Effects of the Offer"

  •
  Schedule I

Item 7.    Source and Amount of Funds or Other Consideration.

        (a)   The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

  •
  the "Summary Term Sheet"

  •
  Section 9 — "Source and Amount of Funds"

        (b), (d)  Not applicable.

Item 8.    Interest in Securities of the Subject Company.

        (a)   The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

  •
  the "Summary Term Sheet"

  •
  Section 8 — "Certain Information Concerning Adobe and Purchaser"

  •
  Section 11 — "The Merger Agreement; Other Agreements"

  •
  Section 12 — "Purpose of the Offer; Plans for TubeMogul"

  •
  Schedule I

        (b)   The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

  •
  Section 8 — "Certain Information Concerning Adobe and Purchaser"

  •
  Schedule I

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

        (a)   The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

  •
  the "Summary Term Sheet"

  •
  Section 3 — "Procedures for Accepting the Offer and Tendering Shares"

  •
  Section 10 — "Background of the Offer; Past Contacts or Negotiations with TubeMogul"

  •
  Section 18 — "Fees and Expenses"

Item 10.    Financial Statements.

        Not applicable.

Item 11.    Additional Information.

        (a)(1)  The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

  •
  Section 8 — "Certain Information Concerning Adobe and Purchaser"

  •
  Section 10 — "Background of the Offer; Past Contacts or Negotiations with TubeMogul"

  •
  Section 11 — "The Merger Agreement; Other Agreements"

  •
  Section 12 — "Purpose of the Offer; Plans for TubeMogul"

        (a)(2)  The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

  •
  Section 12 — "Purpose of the Offer; Plans for TubeMogul"

  •
  Section 15 — "Conditions of the Offer"

  •
  Section 16 — "Certain Legal Matters; Regulatory Approvals"

        (a)(3)  The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

  •
  Section 15 — "Conditions of the Offer"

  •
  Section 16 — "Certain Legal Matters; Regulatory Approvals"

        (a)(4)  The information set forth in the following section of the Offer to Purchase is incorporated herein by reference:

  •
  Section 13 — "Certain Effects of the Offer"

        (a)(5)  The information set forth in the following section of the Offer to Purchase is incorporated herein by reference:

  •
  Section 16 — "Certain Legal Matters; Regulatory Approvals"

Item 12.    Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated November 18, 2016.*
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Summary Advertisement, dated November 18, 2016.*
(a)(5)(A)	Press Release issued by Adobe and TubeMogul on November 10, 2016 (incorporated by reference to the Exhibit 99.1 to the Schedule TO filed by Adobe on November 10, 2016).
(a)(5)(B)	Company Fact Sheet issued by Adobe on November 10, 2016 (incorporated by reference to Exhibit 99.2 to the Schedule TO filed by Adobe on November 10, 2016).
(a)(5)(C)	FAQ issued by Adobe on November 10, 2016 (incorporated by reference to Exhibit 99.3 to the Schedule TO filed by Adobe on November 10, 2016).
(a)(5)(D)	Website materials published by Adobe on November 10, 2016 (incorporated by reference to Exhibit 99.4 to the Schedule TO filed by Adobe on November 10, 2016).
(a)(5)(E)	Email sent by Brad Rencher on November 10, 2016 (incorporated by reference to Exhibit 99.5 to the Schedule TO filed by Adobe on November 10, 2016).
(a)(5)(F)	Email sent by Matt Thompson on November 10, 2016 (incorporated by reference to Exhibit 99.6 to the Schedule TO filed by Adobe on November 10, 2016).
(a)(5)(G)	Email sent by Maria Poveromo on November 10, 2016 (incorporated by reference to Exhibit 99.7 the Schedule TO filed by Adobe on November 10, 2016).
(a)(5)(H)	Materials posted to social media by Adobe on November 10, 2016 (incorporated by reference to Exhibit 99.8 to the Schedule TO filed by Adobe on November 10, 2016).
(a)(5)(I)	Form of Press email sent by Adobe Public Relations (incorporated by reference to Exhibit 99.9 to the Schedule TO filed by Adobe on November 10, 2016).
(a)(5)(J)	Email sent to internal Adobe distribution list on November 11, 2016 (incorporated by reference to Exhibit 99.1 to the Schedule TO filed by Adobe on November 14, 2016).
(b)	Not applicable.
(d)(1)

Agreement and Plan of Merger, dated as of November 10, 2016, among Adobe, Purchaser and TubeMogul (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by TubeMogul on November 10, 2016).

Exhibit No.	Description
(d)(2)

Form of Tender and Support Agreement by and among Adobe, Purchaser and certain stockholders of TubeMogul (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by TubeMogul on November 10, 2016).

(d)(3)

Master Agreement for Disclosure of Information, dated as of October 19, 2016, between Adobe and TubeMogul (incorporated by reference to Exhibit (e)(2) to the Schedule 14D-9 filed by TubeMogul on November 18, 2016).

(d)(4)	Exclusivity Agreement, dated as of November 4, 2016, between Adobe and TubeMogul (incorporated by reference to Exhibit (e)(3) to the Schedule 14D-9 filed by TubeMogul on November 18, 2016).
(g)	Not applicable.
(h)	Not applicable.

*
Filed herewith

 SIGNATURES

        After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 18, 2016

TIGER ACQUISITION CORPORATION
By:	/s/ JUSTIN JUDD
	Name:	Justin Judd
	Title:	Vice President and Assistant Secretary
ADOBE SYSTEMS INCORPORATED
By:	/s/ MARK GARRETT
	Name:	Mark Garrett
	Title:	Executive Vice President and Chief Financial Officer

 EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated November 18, 2016.*
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Summary Advertisement, dated November 18, 2016.*
(a)(5)(A)	Press Release issued by Adobe and TubeMogul on November 10, 2016 (incorporated by reference to the Schedule TO filed by Adobe with the SEC on November 10, 2016).
(a)(5)(B)	Company Fact Sheet issued by Adobe on November 10, 2016 (incorporated by reference to Exhibit 99.2 to the Schedule TO filed by Adobe on November 10, 2016).
(a)(5)(C)	FAQ issued by Adobe on November 10, 2016 (incorporated by reference to Exhibit 99.3 to the Schedule TO filed by Adobe on November 10, 2016).
(a)(5)(D)	Website materials published by Adobe on November 10, 2016 (incorporated by reference to Exhibit 99.4 to the Schedule TO filed by Adobe on November 10, 2016).
(a)(5)(E)	Email sent by Brad Rencher on November 10, 2016 (incorporated by reference to Exhibit 99.5 to the Schedule TO filed by Adobe on November 10, 2016).
(a)(5)(F)	Email sent by Matt Thompson on November 10, 2016 (incorporated by reference to Exhibit 99.6 to the Schedule TO filed by Adobe on November 10, 2016).
(a)(5)(G)	Email sent by Maria Poveromo on November 10, 2016 (incorporated by reference to Exhibit 99.7 the Schedule TO filed by Adobe on November 10, 2016).
(a)(5)(H)	Materials posted to social media by Adobe on November 10, 2016 (incorporated by reference to Exhibit 99.8 to the Schedule TO filed by Adobe on November 10, 2016).
(a)(5)(I)	Form of Press email sent by Adobe Public Relations (incorporated by reference to Exhibit 99.9 to the Schedule TO filed by Adobe on November 10, 2016).
(a)(5)(J)	Email sent to internal Adobe distribution list on November 11, 2016 (incorporated by reference to Exhibit 99.1 to the Schedule TO filed by Adobe on November 14, 2016).
(b)	Not applicable.
(d)(1)

Agreement and Plan of Merger, dated as of November 10, 2016, among Adobe, Purchaser and TubeMogul (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by TubeMogul with the SEC on November 10, 2016).

(d)(2)

Form of Tender and Support Agreement by and among Adobe, Purchaser and certain stockholders of TubeMogul (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by TubeMogul on November 10, 2016).

(d)(3)

Master Agreement for Disclosure of Information, dated as of October 19, 2016, between Adobe and TubeMogul (incorporated by reference to Exhibit (e)(2) to the Schedule 14D-9 filed by TubeMogul on November 18, 2016).

Exhibit No.	Description
(d)(4)	Exclusivity Agreement, dated as of November 4, 2016, between Adobe and TubeMogul (incorporated by reference to Exhibit (e)(3) to the Schedule 14D-9 filed by TubeMogul on November 18, 2016).
(g)	Not applicable.
(h)	Not applicable.

*
Filed herewith

QuickLinks

  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of the Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
SIGNATURES
EXHIBIT INDEX